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Exhibit

Exhibit Description

99.1 Announcement on 2023/06/28: Announcement of information change on acquisition of United Semiconductor (Xiamen) Co., Ltd.

99.2 Announcement on 2023/06/29: To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

99.3 Announcement on 2023/07/04: To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

99.4 Announcement on 2023/07/10: To announce the completion on acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

99.5 Announcement on 2023/07/12: UMC will convene Q2 2023 Investor Conference

99.6 Announcement on 2023/07/06: June Revenue

99.7 Announcement on 2023/07/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Announcement of information change on acquisition of United Semiconductor (Xiamen) Co., Ltd.

1. Date of occurrence of the event: 2023/06/28

2. Date of the original announcement and reporting: 2022/04/27

3. Summary of the content originally announced and reported:

The company plans to increase capital of RMB 4,116,048,200 or equivalent US dollars (approximately US dollars 663,878,742) in Cayman Islands subsidiary UNITED MICROCHIP CORPORATION via the company’s Samoa subsidiary GREEN EARTH LIMITED to purchase the share of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (hereinafter referred to as USCXM) from XIAMEN JINYUAN INDUSTRY DEVELOPMENT CO., LTD.; the company’s subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., plans to purchase share of USCXM with RMB 742,238,200 (approximately US Dollars 119,715,839) from FUJIAN ELECTRONIC INFORMATION INDUSTRY VENTURE CAPITAL PARTNERSHIP (LIMITED PARTNERSHIP) (hereinafter referred to as FUJIAN ELECTRONICS & INFORMATION LIMITED PARTNERSHIP); the total investment amount is RMB 4,858,286,400. The transaction will be completed in consecutive three years at the ratio of 60%, 20% and 20%.

4. Reason for change and its main content:

Due to change of original execution plan, the transaction will be completed all at once.

5. Effect on the Company's finance and business after the change: None

6. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

1. Name of the securities: Common shares of KING YUAN ELECTRONICS CO., LTD.

2. Trading date: 2023/06/20~2023/06/29

3. Amount, unit price, and total monetary amount of the transaction:

Trading volume: 6,450,000 shares;

Unit price: NTD 56.67;

Total monetary amount: NTD 365,502,600

4. Gain (or loss) through disposal (not applicable in case of acquisition of securities): NTD 52,677,600

5. Relationship with the underlying company of the trade: None

6. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

Cumulative volume: 5,674,696 shares;

Monetary amount: NTD 275,222,756;

Percentage of holdings: 0.46%;

Status of any restriction of rights: None

7. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets: 32.63%;

Ratio of shareholder's equity: 47.67%;

Working capital as shown in the most recent financial statement: NTD 93,446,215,000

8. Concrete purpose of the acquisition or disposal: Financing operation

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: No

11. Trading counterparty and its relationship with the Company: NA

12. Date of the board of directors’ resolution: NA

13. Date of ratification by supervisors or approval by the audit committee: NA

14. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

1. Name of the securities: Common shares of KING YUAN ELECTRONICS CO., LTD.

2. Trading date: 2023/06/30~2023/07/04

3. Amount, unit price, and total monetary amount of the transaction:

Trading volume: 5,010,000 shares;

Unit price: NTD 59.93;

Total monetary amount: NTD 300,226,200

4. Gain (or loss) through disposal (not applicable in case of acquisition of securities): NTD 20,266,200

5. Relationship with the underlying company of the trade: None

6. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

Cumulative volume: 664,696 shares;

Monetary amount: NTD 37,887,672;

Percentage of holdings: 0.05%;

Status of any restriction of rights: None

7. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets: 32.45%;

Ratio of shareholder's equity: 47.41%;

Working capital as shown in the most recent financial statement: NTD 93,446,215,000

8. Concrete purpose of the acquisition or disposal: Financing operation

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: No

11. Trading counterparty and its relationship with the Company: NA

12. Date of the board of directors’ resolution: NA

13. Date of ratification by supervisors or approval by the audit committee: NA

14. Any other matters that need to be specified: None

Exhibit 99.4

To announce the completion on acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

1. Date of occurrence of the event: 2023/07/10

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

1. The company completed to increase capital of RMB 4,116,048,200 in Cayman Islands subsidiary UNITED MICROCHIP CORPORATION via the company’s Samoa subsidiary GREEN EARTH LIMITED to purchase the share of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (hereinafter referred to as USCXM) from XIAMEN JINYUAN INDUSTRY DEVELOPMENT CO., LTD.; the company’s subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., completed to purchase share of USCXM with RMB 742,238,200from FUJIAN ELECTRONIC INFORMATION INDUSTRY VENTURE CAPITAL PARTNERSHIP (LIMITED PARTNERSHIP); the total investment amount is RMB 4,858,286,400.

2. Established in 2014, USCXM was the first 12-inch foundry facility in southern China and started mass production in 2016. After the completion of the aforementioned transaction, the company and its subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. will hold 100% of the shares of USCXM, and USCXM will increase its contribution to the overall financial performance of UMC. As one of UMC's four 12-inch fabs in geographically diverse locations, USCXM provides global customers with high-quality fabrication services and varied manufacturing options.

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.5

UMC will convene Q2 2023 Investor Conference

1. Date of institutional investor conference: 2023/07/26

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q2 2023 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation

July 6, 2023

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2023.

1)
Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
June	Net sales	19,056,484	24,825,649	(5,769,165)	(23.24%)
Year-to-Date	Net sales	110,505,855	135,477,960	(24,972,105)	(18.43%)

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,972,966	7,028,658	159,842,536

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022 and April 26, 2023, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,638 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	360,448	0
Realized profit (loss)	0	0	(6,640)	0

Exhibit 99.7

United Microelectronics Corporation

For the month of June, 2023

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2023	Number of shares as of June 30, 2023	Changes
Executive Vice President Vice President Vice President Vice President	Ming Hsu TS Wu Jerry CJ Hu Mindy Lin	4,473,000 2,365,809 2,186,000 2,003,925	4,393,000 2,265,809 2,124,000 1,933,925	(80,000) (100,000) (62,000) (70,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2023	Number of shares as of June 30, 2023	Changes
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